SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


For the period ended September 5, 2003


                VERB EXCHANGE, INC.                           000-30683
-------------------------------------------------     --------------------------
 (Translation of Registrant's name into English)           SEC File No.


--------------------------------------------------------------------------------
                                  (Former name)

 Suite 908, 1055 Dunsmuir Street, P. O. Box 49266, Vancouver, BC, Canada V7X 1L2
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                    (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of forms 20-F or Form 40-F.]

                Form 20-F     X            Form 40-F
                           -------                    --------

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.]

                     Yes                     No     X
                          -------                -------




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RESIGNATION OF KERRY MUNRO, VP MARKETING.

     Verb Exchange Inc. announces that Kerry Munro, VP Marketing, has left the company.

     Mr. Munro has, for personal reasons, decided to return to his marketing consulting practice. The position has been consolidated. Mr. Eric Hoover has been installed as Senior Vice President - Sales and Marketing. Mr. Hoover has extensive experience in both sales and marketing.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VERB EXCHANGE, INC.



Date: September 8, 2003                     By:   /s/  David Ebert
                                                 -------------------------------
                                                 David Ebert,
                                                 Chief Financial Officer






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